HOWARD GROEDEL

direct 216.583.7118
direct fax 216.583.7119
hgroedel@ulmer.com
October 13, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Karen J. Garnett, Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549
Re:	CTPartners Executive Search LLC Registration Statement on Form S-1 Filed September 3, 2010 File No. 333-169224
Dear Ms. Garnett:
     We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 4, 2010 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by CTPartners Executive Search LLC (the “Company”) on September 3, 2010. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 2 (the “Amendment”) to the Registration Statement to reflect changes made in response to comments set forth in the Comment Letter. All page references are to the version of the Amendment filed on the date hereof.
     Please find enclosed four copies of the Amendment marked to show changes from the original Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General
1.	Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.
RESPONSE. We do not intend to use any graphics, photographs or other artwork in the prospectus.
2.	We note that the registrant’s name on the registration statement cover page is different from the name you disclosed on the prospectus cover page. Please confirm that your conversion to a Delaware corporation will be completed prior to the time you distribute the preliminary prospectus. Otherwise, please revise the prospectus to use your actual legal name.
RESPONSE: As set forth on page 20 of the Amendment, the Company’s conversion to a Delaware corporation will occur prior to the effectiveness of the offering and after the intended initial distribution of the preliminary prospectus. The Company believes that referencing the limited liability company on the prospectus cover, while required for purposes of the cover page of the Registration Statement, would be confusing to prospective investors since the preliminary prospectus will refer to the issuance of common stock of a corporation, not a limited liability company. The Company has conducted a limited review of previously-filed preliminary prospectuses filed by limited liability companies intending to convert to a corporation, and has found several examples in which the cover of the preliminary prospectus containing pricing information used the name of the corporation even though the conversion had not yet occurred and the cover page of the Registration Statement contained the name of the limited liability company. Please see the Registration Statements for Polymer Holdings LLC (File No. 333-162248), Magnachip Semiconductor LLC (File No. 333-165467) and Stewart & Stevenson LLC (File No. 333-138952).
3.	Please confirm that you will disclose, prior to distribution of the preliminary prospectus, the number of shares of common stock to be sold by the registrant and by the selling stockholders, and the number of shares that will be outstanding after the offering.
RESPONSE: We acknowledge the Staff’s comment and confirm that we will disclose, prior to the distribution of a preliminary prospectus, the number of shares of common stock to be sold by the Company and the selling stockholders, and the number of shares of common stock that will be outstanding after the offering.

Prospectus Summary, page 1
4.	Your summary currently contains a lengthy description of your competitive strengths and growth strategy. We note that the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business, competitive strengths, and growth strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary beginning on page 1 of the Amendment.
Business Summary, page 1
5.	Please revise the first sentence to disclose the measure by which you are a “leading” provider of retained executive search services. Clarify whether you compare yourself only to retained search firms or also to contingency firms. Also, please provide us with independent, third-party support for this statement.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph of the Business Summary on page 1 of the Amendment to specifically identify the Company’s global footprint, number of offices, size of its staff, and revenue as the measures by which the Company’s describes itself as a “leading provider” of retained executive search services. In response to the Staff’s request, we are supplementally submitting under separate cover the April 2009 issue of “Executive Recruiter News”, published by BNA Subsidiaries, LLC, containing a list of the 20 Largest Global Retained Executive Search Practices in 2008, the most recently available rankings compiled by Kennedy Information, a leading research and advisory firm in the executive search industry. This report ranks the Company as the 13th largest global retained executive search firm by revenue. Neither the Company nor the underwriters commissioned this report. The Company only compares itself with other retained executive search firms, and not contingency-based search firms, and has revised the Summary beginning on page 1 of the Amendment accordingly.
6.	We note your use of “C-level” executives in the first paragraph of this section and throughout the prospectus. Please revise to explain the meaning of this term the first time it is used.
RESPONSE: In response to the Staff’s comment, we have removed the reference to “C-level executives” in the first paragraph of the Business Summary on page 1 of the Amendment. The first reference to “C-level executives” appears in the first paragraph under “Overview” on page

23 of the Amendment and we have revised the disclosure in that paragraph in response to the Staff’s comment.
7.	Refer to the fourth paragraph under this heading. Please tell us the basis for your belief that you are the only retained executive search firm to track and publish key quality metrics.
RESPONSE: The Company’s belief is based on (i) its executive officers’ in-depth knowledge of the global retained executive search industry and their review of the websites and marketing materials of the Company’s competitors (which, upon review, do not contain any statement or indication that the Company’s competitors track and publish these quality metrics and have them examined by an independent registered accounting firm) and (ii) information obtained by the Company from its executive search consultants who previously worked for the Company’s competitors. The Company has revised the first sentence of the fourth paragraph under this heading to add “global “ and thereby clarify that the Company limits this belief to firms it considers are its major competitors.
Summary Consolidated Financial Data, page 6
Non-GAAP Financial Measure, page 7
8.	We note that you use adjusted EBITDA to assess your ability to incur and service debt and fund capital expenditures, which indicates that you may view adjusted EBITDA as a liquidity measure as well as an operating measure. Please tell us if you use adjusted EBITDA as a liquidity measure, and if so, please provide reconciliation to the most comparable liquidity measure calculated in accordance with GAAP.
RESPONSE: The Company respectfully advises the Staff that it does not use adjusted EDITA as a liquidity measure, and in response to the Staff’s comment, the Company has deleted the last bullet point in the second paragraph of that section on page 7 of the Amendment.
9.	Please expand your disclosure to explain how adjusted EBITDA assists you in comparing your performance on a consistent basis. Please also disclose why excluding non-cash equity-based compensation expense is useful to investors.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the last paragraph on page 6 and in the first paragraph on page 7 of the Amendment to further explain how adjusted EBITDA assists the Company in comparing its performance on a consistent basis and why it believes that excluding non-cash equity-based compensation expense from its calculation of adjusted EBITDA is useful to investors.

Risk Factors, page 9
10.	We note that the introductory paragraph states that “[t]he risks and uncertainties described below are not the only ones we face.” Please discuss all material risks in the risk factors section and remove references to undisclosed risks.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment and confirms that all material risks have been discussed in the Risk Factors section.
11.	Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:
•	“We depend on attracting and retaining qualified executive search consultants,” page 9;

•	“We rely heavily on information management systems,” page 11; and

•	“We may not be able to align our cost structure with net revenue” page 12.
Please revise to ensure that each subheading adequately describes the risk you are disclosing. See Item 503(c) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised a number of the risk factor subheadings beginning on page 8 of the Amendment.
Special Note Regarding Forward-Looking Statements, page 18
12.	We note your reference to the Private Securities Litigation Reform Act of 1995. This reference appears to be inappropriate because the safe harbor is available only to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. In addition, the statute excludes statements made in connection with an initial public offering. Refer to Section 27A(b)(2)(D). Please revise your disclosure to remove such reference.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amendment by removing the reference to the Private Securities Litigation Reform Act of 1995.

Use of Proceeds, page 19
13.	We note that an approximate amount will be used to pay down indebtedness owed to former equity holders of the registrant. If the amount is material, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the second bullet point on page 18 of the Amendment to set forth the interest rate on the referenced indebtedness (and to correct the description of the debt-holder.) The Company respectively advises the Staff that this indebtedness was incurred more than one year ago and that the maturity date of such indebtedness is based on the Company’s revenues. The entire amount of this indebtedness will be satisfied and discharged with the proceeds of the offering.
14.	Please revise the second bullet point to clarify whether the indebtedness is the same as the promissory notes held by employees, as described on page 54. If not, briefly describe the principal terms of the indebtedness you will repay with the offering proceeds, including the interest rate, maturity date, total principal and interest currently outstanding and due on the debt, and identify the holder of this debt.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the third bullet point on page 18 of the Amendment.
Liquidity and Capital Resources
Lines of Credit, page 33
15.	Please revise to discuss available borrowings under the revolving credit facility.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment to disclose the available borrowings under its revolving credit facility.
16.	We note your disclosure that under the terms of your revolving credit facility, you are required to maintain a maximum leverage ratio, minimum fixed charge ratio, minimum net worth, and maximum capital expenditures. Please revise to disclose whether you are in compliance with these financial covenants. If it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment to disclose that the Company is in compliance with all of the financial covenants of its revolving credit facility. The Company confirms that in the event it becomes reasonably likely that the Company may not comply with any material covenant, it will disclose, for its most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.
Convertible Note, page 33
17.	Please revise to disclose the amount of principal currently outstanding and interest due under the convertible promissory notes and their maturity dates.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment to disclose the maturity dates and amount of principal outstanding and interest due under the convertible promissory notes. The Company has also added a sentence to that bullet point to set forth the basis for the number of shares of common stock to be received upon the debtholder’s exercise of its conversion right.
Contractual Obligations, page 33
18.	To the extent you provide tabular disclosure of contractual obligations, please revise to include all contractual obligations, including long-term debt obligations and related interest obligations.
RESPONSE: In response to the Staff’s comment, the Company has revised the tabular disclosure of contractual obligations on page 32 of the Amendment.
Our Executive Search Consultants and Other Employees, page 42
19.	We note that as of June 30, 2010, you had 79 executive search consultants, 76 associates, 34 researchers, and 110 administrative and support staff. Please revise to clarify how many of these are full-time employees. Specifically — address whether your executive search “consultants” are employees or independent contractors. Refer to Item 101(h)(4)(xii) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the last full paragraph on page 41 of the Amendment to state that all such persons are full-time employees of the Company.

20.	Please revise to briefly describe the compensation structure for your executive search consultants, associates, researchers, and administrative and support staff.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the last full paragraph on page 41 of the Amendment to generally describe the elements of compensation for its employees.
Competition, page 44
21.	Please tell us the basis for your belief that you are a “quality leader” in your industry. Provide us with independent, third-party support for the statement that you offer the “first significant alternative” to the five largest executive search firms. In addition, please revise your disclosure to clarify what you mean by the phrase “first significant alternative.”
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s belief that it is a “quality leader” in its industry is based on a combination of factors, including (i) the Company’s belief that it is the only firm in the retained executive search industry to track and publish what it considers to be the key performance metrics in the retained executive search industry; (ii) the Company’s “stick rate” of 90% which it believes is a key qualitative measure of its placement success: (iii) the Executive Recruiter News ranking the Company as the 13th largest global retained executive search firm in 2008 by revenues as referenced in our response to your Comment No. 5; and (iv) that over the past three years, approximately 70% of the Company’s engagements came from clients who previously used its services. In response to the Staff’s comment, the Company has deleted the sentence containing the phrase “the first significant alternative”.
Offices, page 44
22.	If any of the properties where your offices or operations are located are not held in fee or are held subject to any major encumbrance, please disclose and describe briefly how they are held. Refer to Item 102 of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amendment.

Management, page 45
23.	Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Refer to Item 401(e) of Registration S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 44 and 45 of the Amendment.
Executive Compensation, page 48
24.	We note that you have identified only Mr. Sullivan and Mr. Nocifora as your named executive officers. Please confirm to us that you have no other executive officers whose total compensation exceeds $100,000. Refer to Instruction 1 to Item 402(m)(2) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company confirms that it has no other executive officers whose total compensation exceeds $100,000.
25.	Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has provided such disclosure on pages 46 and 47 of the Amendment.
Summary Compensation Table, page 52
26.	Disclosure on page 51 under the heading “Performance Unit Plan” suggests that Mr. Sullivan and Mr. Nocifora received grants of restricted stock in 2009. Please tell us why you did not include the stock awards in the summary compensation table. In addition, please explain why you did not provide a table reflecting outstanding equity awards at fiscal year-end, as required by Item 402(p) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has corrected the disclosure on page 51 under the heading “Performance Unit Plan” to reflect that Mr. Sullivan and Mr. Nocifora received performance units under the Company’s performance unit plan, and not restricted stock or any other equity award. Accordingly, there are no stock awards to include in the summary compensation table on page 52 of the Amendment and there are no outstanding equity awards at fiscal year-end required to be reflected on the table required by Item 402(p) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 54
27.	Please revise to disclose whether you intend to use offering proceeds to prepay this debt. Also, disclose the conversion ratio that will apply for holders that elect to convert their notes to equity following the notice of your intent to prepay.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amendment to disclose the manner in which the Company intends to use offering proceeds with respect to the prepayment of its convertible promissory notes and the basis for the number of shares of common stock to be received by debtholders that elect to convert their notes to equity following the notice of the Company’s intent to prepay.
28.	Please file a copy of the promissory note as an exhibit to the registration statement or tell us why you believe it is not a material contract. Refer to S-K 601(b)(10) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has filed a form of the promissory note as Exhibit No. 10.7 to the Amendment.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 65
29.	If you did not engage Grant Thornton LLP prior to the year ended December 31, 2008, please revise as applicable to include the disclosures required by Item 304 of Regulation S-K related to the resignation, declination or dismissal of the previous principal accountants. If you did engage Grant Thornton LLP prior to the year ended December 31, 2008, revise to include the following disclosures:
•	State whether the principal accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

•	State whether during the two most recent fiscal years and any subsequent interim period preceding the dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it engaged Grant Thornton LLP prior to the year ended December 31, 2008. The Company acknowledges the Staff’s comment and respectfully advises the Staff that Item 304 of Regulation S-K only requires disclosure as to the “two most recent fiscal years or any subsequent interim period”, which we interpret to mean, under these circumstances, the Company’s 2008 and 2009 fiscal years. The disclosure contained in “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” on page 65 includes the requested disclosure as to such periods.
Consolidated Statements of Members’ Equity (Deficit), page F-5
30.	Please provide a reconciliation of the beginning balance and ending balance of Redeemable Member Units for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statements of members’ equity (deficit), in a separate statement, or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statements of members’ equity (deficit), please do not include redeemable interests in the permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-50-1A.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has complied with Rule 3-04 of Regulation S-X, as amended pursuant to SEC Release No. 33-9026, by presenting the Company’s Consolidated Statements of Members’ Equity (Deficit) which reconciles the beginning balance to the ending balance for each period for which an income statement is required to be filed. The provisions in Rule 3-04 of Regulation S-X pertaining to non-controlling interests, and hence ASC 810-10-5-1A, do not apply as Redeemable Member Units are not considered to be non-controlling interests.
Notes to Consolidated Financial Statements, page F-7
Note 1. Basis of Presentation and Significant Accounting Policies, page F-7
Reimbursements, page F-7
31.	We note that you incur out-of-pocket expenses that are generally reimbursed by your clients. In that regard, please tell us why reimbursable expenses exceed revenue recognized for reimbursable expenses on your consolidated statements of operations for all periods presented and disclose the situations, if any, in which “reimbursable expenses” may not actually be reimbursable.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company, in certain circumstances, may decide not to bill its clients for reimbursable expenses that are incurred in connection with an engagement. For example, the Company may decide not to bill the client for the expense associated with a hotel room reservation or videoconferencing equipment rental when the candidate fails to arrive, even though under the terms of its engagement, the client would be required to reimburse the Company for those expenses. As a result, the Company may incur out-of-pocket expenses in an amount exceeding the revenue recognized for reimbursable expenses. This is consistent with the Company’s disclosure under Reimbursements in Note 1 to the Financial Statements appearing on page F-7.
Accounts Receivable, page F-7
32.	Please revise your disclosure to include all of the disclosures required by ASC 310-10-50-6 and 7. Please also disclose the amount of the allowance for doubtful accounts as of the most recent interim balance sheet in the notes to the condensed financial statements.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company qualifies for the exemption under ASC 310-10-50-6-7c in that its trade receivables are contractually due in less than one year and arise from the sale of goods or services. Since there was no significant change in the collectability of the Company’s accounts receivable and the related allowance for doubtful accounts, no disclosure of the allowance in the interim balance sheet and notes to the consolidated financial statements was deemed necessary.
Mandatorily Redeemable Member Units and Redeemable Member Units, page F-8
33.	Please revise to include all disclosures required by ASC 480-10-50.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on page F-8 of the Amendment to include all disclosures required by ASC 480-10-50.
34.	Please tell your basis for recording the change in fair value of the mandatorily redeemable member units as compensation and benefits rather than interest expense. Refer to ASC 480-10-35-3.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company recorded the change in fair value of the mandatorily redeemable member units as compensation and benefits rather than interest expense based upon ASC 718-30-35-2 which provides, in pertinent part, that changes in the fair value (or intrinsic value) of a liability that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Since the original transaction was part of an equity-based compensation arrangement, the Company believes that the provisions of ASC 480-10-35-3 relating to interest expense do not apply.
35.	Please revise to disclose the inputs used to measure the fair value of the mandatorily redeemable member units and the redeemable member units and changes in valuation techniques and related inputs, if any, during the period. In addition, please expand your disclosure to describe the internal valuation method used to measure the fair value per unit. Refer to ASC 820-10-50-2.
RESPONSE: In response to the Staff’s comments, the Company has revised the disclosures on page F-8 of the Amendment.
Basic and Diluted Earnings per Unit, page F-10
36.	We note that you have excluded units that would be issued upon conversion of the convertible promissory notes from diluted earnings per share because they are currently out of the money. Please disclose the amount of potentially dilutive units.
RESPONSE: In response to the Staff’s comment, the Company has disclosed the amount of potentially dilutive units under the subheading Basic and Diluted Earnings per Unit on page F-10 of the Amendment.
Unaudited Pro Forma Members’ Equity (Deficit), page F-12
37.	Please revise here and on page F-27 to include pro-forma adjustments for income tax expense as part of members’ deficit/accumulated deficit, rather than as a separate line item in equity, and include explanatory notes for each adjustment as necessary. In addition, please clarify how you determined the pro forma effect of income tax expense on the unaudited pro forma members’ equity (deficit) as of December 31, 2009. In this regard, we note your disclosure on page F-11 that you anticipate a one-time tax expense of approximately $5.5 million as a result of the conversion to a corporation.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures and tables appearing on pages F-12 and F-27. The Company has included the income tax expense as part of Members’ deficit/accumulated deficit rather than as a separate line item in equity. The Company also has revised the disclosure in the second paragraph following the referenced table (appearing on page F-13 of the Amendment) to state that the increase in accumulated deficit is entirely attributable to $1,982,000 of accrued income tax related to the portion of compensation expense that is not currently deductible. The Company respectfully advises the Staff that the Company determined the pro forma effect of income tax expense as of December 31, 2009 assuming the Company was taxed as a corporation for that year and the years preceding the year ending on December 31, 2009. The one-time income tax expense of $5.5 million is entirely due to the Company having to change its income tax method of accounting from the cash to accrual basis. The expense will not be realized until the conversion to a corporation occurs. The Company believes that the revised disclosures on pages F-12 and F-27 of the Amendment showing the Company’s pro forma income tax disclosures and the Company’s future income tax obligations as described on page F-11 of the Amendment clarifies that these are two separate income tax items.

Note 6. Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-16
38.	Please revise here and on page F-30 to disclose the method used and the significant assumptions used to estimate the fair value of awards under the member unit purchase plan and performance unit plan. Refer to ASC 718-10-50-2(f).
RESPONSE: In response to the Staff’s comment, the Company has revised Note 6 to the financial statements appearing on page F-16 and Note 7 appearing on page F-31 of the Amendment. The Company has not included the assumptions used to estimate the fair value of the awards since the Company has included these assumptions in its policy footnote on page F-8 which is also addressed in the Company’s response to your preceding Comment No. 35.
Part II
Other Expenses of Issuance and Distribution, page II-1
39.	Please indicate the portion, if any, of expenses to be borne by the selling security holders. Refer to Item 511 of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page II-1 of the Amendment.
Recent Sales of Unregistered Securities, page II-3
40.	Please describe the type and amount of consideration you received in exchange for performance units issued under the performance unit plan, as disclosed in paragraphs 1 through 4. Refer to Item 701(c) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company revised the disclosure on page II-3 of the Amendment.
Signatures
41.	The registration statement must be signed by at least a majority of the board of directors or persons performing similar functions. Please confirm that Mr. Sullivan and Mr. Nocifora are the only members of the Board of Managers, or revise the document to include signatures of at least a majority of the full Board of Managers. Refer to Instruction 1 to the Signatures section of Form S-1.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Sullivan and Mr. Nocifora are the only members of the Board of Managers.

Exhibits
42.	Please file all required exhibits as soon as possible. If you are not in a position to file your legal opinion, please provide a draft opinion for us to review. We must review your opinion prior to effectiveness and we may have comments.
RESPONSE: In response to the Staff’s comment, the Company is supplementally submitting under separate cover a draft opinion for the Staff’s review.
43.	Please revise the exhibit index on page II-5 to make it consistent with the exhibit index on page S-1.
RESPONSE: In response to the Staff’s comment, the Company has updated the exhibit index on page II-5 of the Amendment and the exhibit index on page S-1 of the Amendment.
     We are grateful for your assistance in the matter. Please do not hesitate to call me at 216.583.7118 with any questions you may have with respect to the foregoing.

Sincerely,

Howard Groedel

cc:	Brian M. Sullivan Chief Executive Officer, CTPartners Executive Search LLC